Exhibit 99.1

PRESS RELEASE

EMCORE Announces the Sale of Its Tunable Laser and Transceiver Product Lines to NeoPhotonics

ALBUQUERQUE, New Mexico, October 23, 2014 - EMCORE Corporation (NASDAQ: EMKR) a leading provider of compound semiconductor-based components, subsystems, and systems for the fiber optics and space solar power industries, announced today that it has entered into a definitive purchase agreement with NeoPhotonics (NASDAQ: NPTN) under which NeoPhotonics has agreed to purchase EMCORE’s tunable laser and transceiver product lines for $17.5 million, consisting of $1.5 million in cash at closing and a $16 million promissory note from NeoPhotonics. The purchase price is subject to certain adjustments for inventory, net accounts receivable and pre-closing revenue levels, which will increase or decrease the principal amount under the promissory note as applicable. The promissory note will mature two years from the closing date, subject to prepayments under certain circumstances, and will be secured by certain of the assets being sold to NeoPhotonics in the transaction. The transaction is subject to customary closing conditions and is currently anticipated to close by early January 2015.

The assets to be sold include accounts receivable, fixed assets, inventory and intellectual property for the External Cavity Laser (ECL)-based Integrable Tunable Laser Assembly (ITLA), micro-ITLA, Tunable XFP transceiver and Integrated Coherent Transmitter (ICT) products for 10, 40, 100 and 400 Gigabit-per-second telecommunications networks. EMCORE will retain its Broadband Fiber Optics products that include Cable TV (CATV) transmitters and modules, Fiber-To-The-Premise (FTTP) transceivers, Indium Phosphide (InP)-based lasers, photodiodes and modulators, RF over fiber satellite communications products, video transport equipment, and microwave and specialty photonics products (the “Broadband Business”).

In fiscal year 2014, EMCORE’s tunable laser and transceiver product lines represented approximately 25% of EMCORE’s overall revenue. However, the profitability levels from these product lines have not been positive historically. The sale of the ECL-based telecom products allows EMCORE to eliminate losses and continued investments in these product lines, and to focus on its core broadband fiber optics product portfolio. EMCORE’s core competencies in compound semiconductor-based products will remain the cornerstone of its Fiber Optics business, addressing high-speed fiber optic broadband transmission for CATV, satellite and microwave communications, broadcast and professional video, and defense and homeland security applications.

“The sale of our tunable laser and transceiver product lines is an important step in transforming the Company and paving our path to generating consistent positive cash flow,” stated Dr. Hong Hou, EMCORE’s President and Chief Executive Officer. “Following the closing of the previously announced sales of the Company’s space photovoltaics business and the sale of the tunable laser and transceiver product lines, we expect improved operating results going forward with renewed focus on our Broadband Business,” added Dr. Hou.

In December 2013, the Board of Directors formed a Strategy and Alternatives Committee, and the Committee retained Raymond James as advisor. Over the past ten months, this committee has been working diligently to review a broad spectrum of alternatives. The announced sale of the tunable laser and transceiver product lines to NeoPhotonics is a result of such strategic review process,  and follows the previously announced sale of the Company’s space photovoltaics division. The Strategy and Alternatives Committee and the entire Board continue to work closely with Raymond James in reviewing a wide variety of alternatives to increase shareholder value. In the meantime, the management team has undertaken a thorough review of the remaining operations and has implemented significant cost reduction measures. The Company has seen an improvement in the financial performance and the market conditions of its broadband Fiber Optics business.  Management believes that the remaining business can achieve EBITDA break-even by September 2015 with some restructuring of corporate infrastructure.

Raymond James & Associates, Inc. acted as exclusive financial advisor to EMCORE. Skadden, Arps, Slate, Meagher & Flom LLP acted as legal advisor to the Company.

About EMCORE

EMCORE Corporation offers a broad portfolio of compound semiconductor-based products for the fiber optics and space solar power industries. EMCORE’s Fiber Optics business segment provides optical components, subsystems and systems for high-speed telecommunications, Cable Television (CATV) and Fiber-To-The-Premise (FTTP) networks, as well as products for satellite communications, video transport and specialty photonics technologies for defense and homeland security applications. EMCORE’s Space Photovoltaics business segment provides products for space-power applications including high-efficiency multi-junction solar cells, Coverglass Interconnected Cells (CICs) and complete satellite solar panels. For further information about EMCORE, visit http://www.EMCORE.com.

About NeoPhotonics

NeoPhotonics is a leading designer and manufacturer of photonic integrated circuit, or PIC, based optoelectronic modules and subsystems for bandwidth-intensive, high-speed communications networks. The Company’s products enable cost-effective, high-speed data transmission and efficient allocation of bandwidth over communications networks. NeoPhotonics maintains headquarters in San Jose, California and ISO 9001:2000 certified engineering and manufacturing facilities in Silicon Valley (USA), Japan and China. For additional information visit www.neophotonics.com.

Forward-Looking Statements

This release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including forward-looking statements regarding the asset sale transaction contemplated by the Company’s definitive agreement with NeoPhotonics, the possibility of obtaining necessary approvals or consents for that transaction and the Company’s future prospects. These statements are neither promises nor guarantees, but involve risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements, including, without limitation, risks relating to the likelihood of obtaining approvals or consents necessary to consummate the asset sale transaction with NeoPhotonics and other risks detailed in our filings with the SEC, including those detailed in EMCORE’s Annual Report on Form 10-K under the caption “Risk Factors,” as updated by EMCORE’s subsequent filings with the SEC, all of which are available at the SEC’s website at http://www.sec.gov. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this press release. EMCORE Corporation does not intend, and disclaims any obligation, to update any forward-looking information contained in this release or with respect to the announcements described herein.

Contact:

EMCORE Corporation

Mark Weinswig

Chief Financial Officer

(505) 332-5000

mark_weinswig@EMCORE.com

Investor

TTC Group

Victor Allgeier

(646) 290-6400
vic@ttcominc.com